NEWS RELEASE

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37 Capital closes first tranche of the Non-Brokered Private Placement

VANCOUVER, BRITISH COLUMBIA. January 4, 2016. 37 Capital Inc. (the “Company” or “37 Capital”). Further to the Company’s News Release dated July 31, 2015, the Company wishes to announce that it has closed the first tranche of the non-brokered private placement and it has issued an aggregate of 1,000,000 Units at $0.10 per Unit for total proceeds to the Company of $100,000. Each Unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $0.135 per common share until January 4, 2021. The Units issued have a hold period expiring on May 5, 2016.

Early Warning Requirement

Mr. Bedo H. Kalpakian (“Mr. Kalpakian”) and Ms. Isabel A. Kalpakian (“Ms. Kalpakian”) announce that each has acquired, on a private placement basis, 500,000 units (the “Units”) of 37 Capital at the price of $0.10 per Unit, where each Unit consists of one common share of 37 Capital (the “Shares”) and one warrant (the “Warrants”) exercisable for five years to purchase one additional common share of 37 Capital at the price of $0.135 until January 4, 2021. After the acquisition of the Units, Mr. Kalpakian now owns 603,931 Shares representing 29.20% of the issued and outstanding common shares of 37 Capital as at January 4, 2016, and Ms. Kalpakian now owns 519,424 Shares representing 25.12% of the issued and outstanding common shares of 37 Capital as at January 4, 2016. Including the shares to be acquired upon the exercise of all of the Warrants under the private placement, Mr. Kalpakian would own 1,103,931 common shares representing 33.07% of the issued and outstanding common shares of 37 Capital as at January 4, 2016, and Ms. Kalpakian would own 1,019,424 common shares representing 30.53% of the issued and outstanding common shares of 37 Capital as at January 4, 2016.

Mr. Kalpakian and Ms. Kalpakian each acquired the 37 Capital securities for investment purposes and may acquire further common shares of, or dispose their holdings of common shares of, 37 Capital through the market, privately or otherwise, as circumstances or market conditions warrant.

A copy of the Early Warning Report filed with the applicable securities regulators regarding the transaction is available on SEDAR (www.sedar.com). A copy of the Early Warning Report and further information may also be obtained by contacting Mr. Kalpakian or Ms. Kalpakian at 604-681-1519.

37 Capital Inc.

Suite 300, 570 Granville Street

Vancouver, BC V6C 3P1

Tel: (604) 681-1519 Fax: (604) 681-9428

www.37capitalinc.com info@37capitalinc.com

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For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.37capitalinc.com or the CNSX’s website at the following direct link http://www.thecse.com/CNSX/Securities/Mining/37-Capital-Inc.aspx.

On Behalf of the Board,

37 Capital Inc.

/s/ Bedo H. Kalpakian
Bedo H. Kalpakian
President

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.

37 Capital Inc.

Suite 300, 570 Granville Street

Vancouver, BC V6C 3P1

Tel: (604) 681-1519 Fax: (604) 681-9428

www.37capitalinc.com info@37capitalinc.com

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